January 30, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-7010

Attn.:     Mark Webb
           Mail Stop 0408

Re:        Dynamic Biometric Systems, Inc. ("DBS")
           Form 10-SB filed December 16, 2005
           File No. 001-32706

Ladies and Gentlemen:

In connection with its Form 10-SB, DBS acknowledges that:

1. should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve DBSI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. DBS may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/S/ Richard C. Kim

Richard C. Kim
Chief Executive Officer



c: Thomas J. Morgan, Esq., Lewis and Roca LLP